September 25, 2023

Cheryl Brown, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	PROOF Acquisition Corp I Preliminary Registration Statement on Form S-4 Filed August 18, 2023 File No. 333-274082

Dear Ms. Brown:

On behalf of our client, PROOF Acquisition Corp I (referred to herein as “we” or the “Company”), set forth below are the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2023 with respect to the filing referenced above.

Contemporaneously, we are filing Amendment No.1 to the Registration Statement on Form S-4 (the “Amendment No. 1”), including the proxy statement/prospectus (collectively and as amended, the “Proxy Statement/Prospectus”) which forms a part thereof, reflecting the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Proxy Statement/Prospectus. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

Questions and Answers For PACI Stockholders

1.
You disclose that in connection with the stockholder vote to approve the proposed Business Combination, your Sponsor, directors, officers, advisors, and any of their respective affiliates may privately negotiate to purchase Public Shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the Trust Account and could include a contractual provision that directs the stockholder to vote the Public Shares in a manner directed by the purchaser. You further disclose that any privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

RESPONSE:

We respectfully acknowledge the Staff’s comment and refer to the Tender Offer Compliance and Disclosure Interpretation Question 166.01 (March 22, 2022) (“C&DI”) that sets forth parameters relating to purchases by a SPAC sponsor or its affiliates outside of the redemption offer. The Company advises and represents to the Staff that in the event that the Sponsor, directors, officers, advisors, and any of their respective affiliates purchase the Company’s Public Shares outside of the redemption offer in connection with the Business Combination, such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act as follows:

•
the Sponsor, directors, officers, advisors, and any of their respective affiliates will purchase the Company’s Public Shares at a price no higher than the price offered through the Company’s redemption process;

•
the Securities Act registration statement or proxy statement filed for the Business Combination would include a representation that any Public Shares purchased by the Sponsor, directors, officers, advisors, and any of their respective affiliates would not be voted in favor of approving the Business Combination transaction;

•	the Sponsors or their affiliates do not possess any redemption rights with respect to the Public Shares securities or, if they possess redemption rights, they waive such rights; and

•	the Company discloses in a Form 8-K, prior to the stockholder meeting to approve the Business Combination, the following:

o	the amount of the Company’s Public Shares purchased outside of the redemption offer by the Sponsor, directors, officers, advisors, or any of their respective affiliates, along with the purchase price;

o	the purpose of the purchases by the Sponsor, directors, officers, advisors, and any of their respective affiliates;

o	the impact, if any of the purchases by the Sponsors or their affiliates on the likelihood that the Business Combination will be approved;

o
the identities of the stockholders who sold to the Sponsor, directors, officers, advisors, or any of their respective affiliates (if not purchased on the open market) or the nature of the Company’s stockholders (e.g., 5% stockholders) who sold to the Sponsor, directors, officers, advisors, and any of their respective affiliates; and

o	the number of Public Shares for which the Company has received redemption requests pursuant to the redemption offer.

Consistent with this analysis, the Company has made conforming revisions on pages x, 52, and 90 of the Proxy Statement/Prospectus.

Summary

Interests of Certain Persons in the Business Combinations, page 6

2.
We note that your Sponsor, officers and directors will lose their entire investment if an initial Business Combination is not completed. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has included additional disclosure on pages 6 and 89 of the Proxy Statement/Prospectus which includes the aggregate dollar value that the officers and directors of PACI and the Sponsor have at risk that depends on completion of the Business Combination.

The Company advises the Staff that there are no loans extended, fees due, or out-of-pocket expenses for which the Sponsor and its affiliates or PACI and its affiliates are awaiting reimbursement. All other compensation disclosed in the Proxy Statement/Prospectus being received by officers and directors of PACI or affiliates thereof would cease either upon the winding up of the Company or upon the consummation of the Business Combination in accordance with the terms of the Business Combination Agreement.

Risk Factor Summary, page 13

3.
We note your risk factor headings “Risks Related to Ownership of Volato Group Securities,” “Risks Related to Legal and Regulatory Matters,” and “Risks Related to PACI” and the risk factors thereunder. However, such risks do not appear disclosed within your “Risk Factors” section beginning on page 25. Please revise or advise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has made conforming changes on pages 14, 15 and 39 of the Proxy Statement/Prospectus to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3 — Transaction Accounting Adjustments to the PACI and Volato Unaudited Pro Forma Balance Sheet as of June 30, 2023, page 20

4.
We note you presented Volato’s historical Common Stock and Preferred Stock at $4,000 and $7,000 respectively on the Pro Forma Balance Sheet. This appears to be inconsistent with the respective amounts presented on Volato’s unaudited balance sheet as of June 30, 2023 on page F-2. Please revise the amounts reflected in the historical Volato balance sheet as well as the related pro forma adjustment amounts, as necessary.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has made conforming changes on page 18 of the Proxy Statement/Prospectus as requested.

5.	We note you labeled adjusting columns assuming maximum redemption as “Pro Forma Adjustments Assuming Minimum Redemption”. Please amend and revise your disclosures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 18 of the Proxy Statement/Prospectus as requested.

6.
We note you indicated that adjustment (F) represents the issuance of 19.1 million shares of the company’s Class A Common Stock to Volato equity holders as consideration for the reverse recapitalization. We also note you present on page vi and other parts of the filing that "...At the Closing, up to 17,989,305 shares of our Class A Common Stock will be issued to the Volato stockholders in the Business Combination in exchange for all outstanding shares of Volato Common Stock and Preferred Stock..." Please clarify this inconsistency. In addition, expand your disclosures to address where the issuance of common shares to be held by the Sponsor, PROOF.vc SPV and Blackrock and the public shareholders has been accounted for in your pro forma combined financial statements.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 21 of the Proxy Statement/Prospectus as requested. The Company respectfully advises the Staff that the common stock to be held by the Sponsor, PROOF.vc SPV and Blackrock and the public shareholders have been exchanged for Class A Common Stock in the pro forma financial statements. As the pro forma balance sheet is presented in thousands, the par value impact of the exchange from Class B Common Stock to Class A Common Stock is not presented and the exchange is reflected in additional paid-in capital.

7.	Please clarify why the adjusting amount in (F) is a reduction to common stock, as the adjustment reflects an issuance of common stock.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the adjusting amount is a reduction due to the different par values of the Volato and PACI common stock. Prior to the Business Combination, Volato has 7,300,000 shares of common stock at $0.001 per share and, following consummation of the Business Combination, PACI would have 31,300,000 shares of common stock at $0.0001 per share, resulting in a reduction in its common stock.

8.
Please expand your note disclosures to identify all pro forma adjustments recorded to remove the historical equity of Volato. For example, it is currently unclear what adjustments have been recorded to remove the historical balance of Volato common stock. In addition, explain why the equity contribution receivable of Volato remains in the pro forma combined balance sheet.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as Volato is the accounting acquirer, the Company has removed the equity of PACI and not Volato.

9.
Expand your disclosures to address how you have accounted for the conversion of public and private placement warrants issued by PACI as part of the business combination in the pro forma combined financial statements.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there is no conversion of the public or private warrants in the Business Combination. The public and private warrants will remain as they current exist upon completion of the Business Combination.

10.	Please expand your disclosures to clarify where you have adjusted for the conversion of $38.4 million convertible promissory notes in the July 21, 2023 financing.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the adjustment for the conversion of the convertible promissory notes is reflected in adjustment Note 3(H) on page 22 of the Proxy Statement/Prospectus. The balance sheet and adjustment amounts are less than the above noted $38.4 million due to issuances of Series A Preferred Stock on July 21, 2023 after the balance sheet date of June 30, 2023.

Note 4 - Transaction Accounting Adjustments to the PACI and Volato Unaudited Pro Forma

Statement of Operations

For the Six Months Ended June 30, 2023, page 21

11.	Please address the following adjustments on the pro forma income statement:

•	Missing negative sign for the elimination of $5,511K of interest income in the Trust Account.

•	Replace notation for adjustment (A) with (AA).

•	Provide explanations for adjustment (BB) on page 21.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 19 and 22 of the Proxy Statement/Prospectus as requested.

Note 5 - Transaction Accounting Adjustments to the PACI and Volato Unaudited Pro Forma

Statement of Operations

For the Year Ended December 31, 2022, page 22

12.
We note adjustment (CC) relates to the change in interest expense as a result of the conversion of Convertible Notes to Common Stock. Please tell us your basis of presenting an increase in interest expense in the amount of $14,915K in the pro forma income statement resulting from this conversion. In your response, confirm the pro forma adjustment amount as the total interest expense recorded in the historical Volato financial statements for the year ending December 31, 2022 is less than the adjustment.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 22 of the Proxy Statement/Prospectus to describe the basis for presenting an increase in interest expense.

Comparative Per Share Data, page 23

13.
Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 23, 24 and 25 of the Proxy Statement/Prospectus in response to the Staff’s comment.

14.
Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 23, 24, and 25 of the Proxy Statement/Prospectus in response to the Staff’s comment.

15.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has made conforming changes to page 25 of the Proxy Statement/Prospectus.

Risk Factors

Volato has no history as a publicly traded company, and its historical information is not necessarily representative of the results..., page 43

16.
Tell us what you mean by the statement: “Prior to the Business Combination, Volato operated as a private company. Its historical financial information reflects allocations of corporate expenses as a private company.” Supplementally explain the nature and amount of the allocations of corporate expenses that were recorded in Volato's historical financial statements and tell us to what extent you considered the need to include disclosures in your financial statements related to these allocations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor in the Proxy Statement/Prospectus to delete the reference to “allocations of corporate expenses as a private company” as such references are not relevant due to the fact that Volato's annual historical financial statements have been audited and Volato's interim historical financial statements have been reviewed in accordance with the standards of the Public Company Oversight Board (PCAOB). For clarity, there were no "allocations of corporate expenses as a private company". All expenses were Volato's and they're all included in our financials.

Risk Factors

Risks Related to Ownership of Volato Group Common Stock Following the Business Combination

The Proposed Charter will designate a state or federal court located within the State of Delaware as the exclusive forum..., page 54

17.
In the heading to the risk factor, you disclose that “the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the Exchange Act.” However, it appears that from the body of your risk factor, and as disclosed in your Form of Amended and Restated Certificate of Incorporation of Volato Group, Inc. included in Annex B, that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please revise your risk factor heading to be consistent.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and have made conforming changes on page 58 of the Proxy Statement/Prospectus.

Certain Forecasted Financial Information for Volato, page 76

18.
We note the forecasted financial information you disclose for Volato that PACI management reviewed with the Special Committee and the PACI Board. You disclose projections for FY 2023 - FY 2027. On page 76 you disclose certain material estimates and hypothetical assumptions that Volato considered. Please quantify such material estimates, such as the number of planes that Volato estimates it will accept for delivery and sell or source from the secondary market and sell, the increased flight hours that Volato estimates, the increased revenues from efficient software, and Volato's continued increase in gross margin. Discuss or demonstrate how such material estimates and hypothetical assumptions translate into your increase in projected total revenue and EBITDA through FY 2027 as well as the factors or contingencies that would affect such growth ultimately materializing. Your revised disclosures should address whether these projections are in line with Volato's historic operating trends and why the change in trends is appropriate or assumptions are reasonable. Additionally, considering the term of the projections provided, please explain the basis of the projections beyond year three and if the forecasts reflect more than simple assumptions about growth rates. It should be clear from your disclosure how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates are reasonable.

RESPONSE:

The Company respectfully advises the Staff that it has disclosed all the forward-looking information (the “Projections”) that (a) Volato’s senior management provided to the Company regarding Volato’s future performance, revenues, earning or other results of operations, (b) the Company, the PACI Board, the Special Committee and LSH deemed material in making the PACI Board’s determination to recommend the Business Combination, and (c) the Company believes would be material to a shareholder’s consideration of the proposed Business Combination. The PACI Board, the Special Committee and LSH considered multiple factors in making such determination and recommendation, and the Company has disclosed all of the material factors considered by the PACI Board, the Special Committee and LSH. As a result, the Company believes that quantification of the material estimates and hypothetical would not provide any additional material information to the stockholders or affect the total mix of information made available to stockholders.

Additionally, the Company believes that disclosing the quantifications of the material estimates may not be representative of what was provided by the Company and reviewed by LSH and presented to the Special Committee as Volato prepared the information but was not involved in the deliberations. In addition, the Company may not utilize these same metrics to manage the business going forward as the business evolves. Accordingly, the information may be misleading to many stockholders because such quantifications might not be comparable in subsequent reporting periods. Further, Volato views certain assumptions to be competitively sensitive, the disclosure of which could cause substantial harm to the competitive position of Volato’s business.

Therefore, the Company has not included the quantification of the material estimates and hypothetical assumptions which were used to create the Projections based upon its belief that (i) such quantification is not material to the stockholders and does not affect the total mix of information made available to stockholders, (ii) the inclusion of such information could be misleading to many stockholders, without providing any meaningful benefit, and (iii) the disclosure of such information would potentially be detrimental to Volato’s competitive position.

Charter Amendment Proposal, page 88

19.
We note the proposed amendments to your charter in connection with the Charter Amendment Proposal, as described more fully under "comparison of stockholders' rights" beginning on page 166, including the proposed changes to authorized capital, the vote required to remove directors and to amend the bylaws, and the exclusive forum provision. Please provide your analysis as to why you are not required to unbundle this proposal and provide shareholders with separate votes regarding these changes. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure beginning on page v of the Proxy Statement/Prospectus and throughout the Proxy Statement/Prospectus in response to the Staff’s comment.

Redemption Rights, page 110

20.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff that the Sponsor has agreed to waive its redemption rights pursuant to that certain Securities Subscription Agreement (“Subscription Agreement”), dated as of March 31, 2021 (filed as Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (No. 333-261015)), that the Sponsor and the Company entered into in connection with the Company’s initial public offering (“IPO”), pursuant to which the parties thereto acknowledged that consideration was provided in exchange for the parties entering into the Subscription Agreement. In addition to an agreement to waive redemption rights with respect to common shares of the Company, the Subscription Agreement further includes among other things, an agreement to vote such shares in favor of the Business Combination and to subject such shares to certain transfer restrictions. Accordingly, no specific consideration was ascribed to the agreement to waive redemption rights. The provisions relating to the waiver of redemption rights contained in the Subscription Agreement have not been amended in connection with the Business Combination.

Information about Volato

The Private Aviation Industry: Volato's Opportunity, page 120

21.
Please disclose the basis for your statements that in 2022 the private aviation was a $29.0 billion-dollar market, forecasted to grow to $38.0 billion in 2029, and that in the United States, the market for private aircraft sales and charter totaled $24 billion in 2021, and the dates of any such source material.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure on page 128 of the Proxy Statement/Prospectus to disclose supporting source material for each of the statements identified by the Staff.

22.	Please disclose the dates of the Global Wealth Report conducted by Credit Suisse, and the New York Times and Forbes articles, which you reference as the source for certain disclosures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure on pages 128 and 129 of the Proxy Statement/Prospectus to disclose the dates of the source material for each of the statements identified by the Staff.

23.
You disclose that North American passenger satisfaction with regards to commercial aviation is in decline across all three segments—first/business, premium economy, and economy/basic economy—down more than 29 points from 2021 to 791 (on a 1,000-point scale). Please disclose the basis for your statements and the date of any such source material.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure on page 129 of the Proxy Statement/Prospectus to disclose the basis for and the supporting source material for each of the statements identified by the Staff.

Social Impact Initiatives, page 129

24.
You disclose that you offset 100% of the CO2 generated by your HondaJet core fleet’s flight operations through Volato’s participation in the 4AIR offset program. Please explain the 4AIR offset program and disclose whether you verify if such offsets achieve their stated reduction or avoidance of CO2 or otherwise disclose the risks that such offset programs purchased may not achieve the stated CO2 reduction or avoidance. To extent material, please also discuss the financial cost of purchasing offsets.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 138 of the Proxy Statement/Prospectus to include the explanation and disclosure requested by the Staff.

Volato's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 139

25.
Throughout your results of operations comparing all periods presented, you identify multiple factors for changes in line items without quantifying the impact of each. Please revise to quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure on pages 144 through 159 of the Proxy Statement/Prospectus to include additional information as requested by the Staff.

26.
Your discussion of revenue under results of operations presented on pages 139 and 141 is segregated into three revenue types (charter flight revenue, aircraft management revenue and aircraft sales). It is unclear how the discussion of your operations and business model on pages 121 through 127 compares to these three revenue types. Please consider revising your disclosure on pages 121 through 127 to more clearly identify how the aircraft offerings described relate to charter flight revenue, aircraft management revenue and aircraft sales, as discussed in results of operations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure on pages 129 through 135 of the Proxy Statement/Prospectus to address the Staff’s comment.

27.
The figures in your qualitative discussion of the revenue types presented in the table on the bottom of page 139 are inconsistent with the amounts in the table. Please correct the amounts, as appropriate. On a related matter, the qualitative discussion of the comparison of revenue amounts between the six months ended June 30, 2023 and 2022 is missing. Please provide a discussion of the amounts presented in the table at the top of page 141.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure on pages 147 and 149 of the Proxy Statement/Prospectus to address the Staff’s comment.

28.
Please provide a more robust discussion of the comparison of cost of revenues for all periods presented in Management's Discussion and Analysis. You may wish to discuss the changes in cost of revenues as they relate to the changes in revenue types identified.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure on pages 149 and 151 of the Proxy Statement/Prospectus to address the Staff’s comment.

Description of Securities

Warrants, page 175

29.
Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 60 and 61 of the Proxy Statement/Prospectus as requested.

Financial Statements for Volato Inc.

Note 6 - Equity-Method Investment, page F-15

30.
We note the sale of the interest in Volato 239 LLC resulted in the recognition of profit of $443,185 during the six months ended June 30, 2023 and was recorded as a reduction to cost of revenue. Please explain why this amount was recorded as a reduction to cost of revenue as opposed to a gain from the sale of an equity method investment within other income.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Volato recorded the original transaction by recognizing revenue from the sale and deferring the gross profit by increasing the cost of goods sold (COGS) for Volato’s ownership. The sale noted in the Staff’s comment recognizes the previously deferred gross profit. The Company believes that such recordation and recognition is consistent with the guidance provided by Accounting Standards Codification (ASC) 323 and 810.

Note 2 Summary of Significant Accounting Policies, page F-31

31.
We note you disclosed on page 148 that "...Under the aircraft ownership program, a customer can purchase an ownership share in a limited liability company which permits the owner to participate in the aircraft revenue share and enjoy unrestricted flight time in exchange for a fee..." Please expand your disclosure to address how you account for fractional participant's revenue share from eligible Volato revenue.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 157 of the Proxy Statement/Prospectus to expand the disclosures in response to the Staff’s comment. Specifically, the Company has clarified the disclosure to indicate that Volato records revenue share paid to the limited liability company that owns an aircraft as an operating expense, which amounts are included in Volato’s cost of sales. We have removed the term “fee” from the sentence referenced in question 31 above as there is no “fee” to participate in the aircraft revenue share which is paid by Volato to the LLC based on the occupied hours the aircraft flies. The “fee” referenced was the hourly rates owners pay when they fly.

32.
We note you disclose on page 148 that "...Under the aircraft management services revenues stream, aircraft owners pay management fees to Volato which include all operating expenses for the aircraft, maintenance, crew hiring and management, flight operations, dispatch, hangar, fuel, cleaning, insurance, and aircraft charter marketing..." Please revise your footnote disclosure on page F-10 to address these costs.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-10 and F-36 of the Proxy Statement/Prospectus to include the disclosure requested by the Staff. Specifically, we have expanded the revenue recognition disclosure in our financial statements to more thoroughly address the revenue generated by Volato Aircraft Management Services.

33.	Please revise your disclosure to provide segment information and required disclosures required by ASC 280-10-50.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-37 of the Proxy Statement/Prospectus to provide the disclosure regarding the Company’s determination that it operates in single operating and reportable segment.

34.	Please revise your disclosures to include an accounting policy to address the expenses included in your cost of sales expense.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-38 of the Proxy Statement/Prospectus to include an accounting policy in response to the Staff’s comment.

Revenue Recognition, page F-34

35.
Please expand your disclosures to address customer contracts which include terms that may result in variable considerations, such as discounts, rebates, refunds and credits. Refer to ASC 606-10-32-5 through 32-10. In this regard, we note you disclose on page 126 that unused balances under your Volato Stretch Jet Card program may be refunded at any time, but credits are not refundable and Volato Insider deposit is fully refundable for any unused balances. Please also address how you considered the requirement to record a refund liability.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-36 and F-37 of the Proxy Statement/Prospectus to expand the disclosures regarding revenue recognition of customer contracts that may result in variable considerations under ASC 606 in response to the Staff’s comment.

36.
Please expand information about your performance obligations in contacts with customers. Please specifically address significant payment terms, obligations for refunds and types of warranties and related obligations that are included in your contracts with customers in accordance with ASC 606-10-50-12.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-10 and F-36 of the Proxy Statement/Prospectus to expand the disclosures regarding revenue recognition of customer contracts that may result in variable considerations under ASC 606 in response to the Staff’s comment.

37.	Please expand your revenue recognition disclosures to include contract asset and contract liability balance in accordance with ASC 606-10-50-8 through 50-10.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-10 and F-36 of the Proxy Statement/Prospectus to expand the disclosures regarding revenue recognition of customer contracts that may result in variable considerations under ASC 606 in response to the Staff’s comment.

38.
Please revise your disclosure to clarify if you record revenue on a gross or net basis. In addition, please provide an analysis supporting your determination, including specific factors considered in applying the guidance in ASC 606-10-55-36 through 55-40.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised on pages  of the Proxy Statement/Prospectus to expand the disclosures regarding revenue recognition of customer contracts that may result in variable considerations under ASC 606 in response to the Staff’s comment. Specifically, the Company recognizes revenues on a gross basis based on guidance provided in ASC 606-10-55-36 through 55-40.

Note that ASC 606 excludes “amounts collected on behalf of another party.” Specifically, ASC 606- 10-55-55-39 provides that an entity that “controls the specified good or service before it is transferred to the customer” if it is “primarily responsible for fulfilling the promise to provide the specified good or service.”  Under Volato’s Aircraft Management Services (AMS) program, and in some cases, its Charter services program, Volato is primarily responsible for providing certain services. For example, Volato incurs expenses such as insurance for pilots along with fuel costs and hangar cost under the AMS program, and certain fees and catering services under the Charter program, and directly bills the customer for reimbursement based on the terms of either the customer agreement or charter agreement.

Further, ASC 606-10-55-39(a) refers an entity maintaining “discretion in establishing the price for the specified good or service.” Volato generally passes through costs of the services to the customer, with certain exceptions, in which case Volato may apply a mark-up and adjust the price. As such, Volato retains discretion of the price charged to the ultimate customer of the specified services.

Finally, none of the contracted suppliers or employees assume the performance obligations contemplated by ASC-606-55-40. Volato remains primarily responsible for fulling the performance obligation to transfer the specified services.

Financial Statements of Proof Acquisition Corp I

Note 8 - Stockholders' Equity (Deficit), page F-84

39.
We note that you account for the Public and Private Placement Warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered the following aspects with regard to the accounting treatment for the warrants:

First, the Company considered whether the warrants were freestanding or embedded. Based on the accounting guidance in ASC 815, including ASC 815-15-25-1, the Company concluded that the warrants were freestanding.

Second, the Company considered whether the warrants were within the scope of ASC 480 to be classified as a liability. Based on the guidance in ASC 480, including ASC 480-10-25, the Company concluded that the warrants did not exhibit any of the characteristics in ASC 480 and, therefore, would not be classified as liabilities under ASC 480.

Third, the Company considered whether the warrants were indexed to the Company’s common stock, including the consideration of exercise contingencies and settlement provisions.  Based on the accounting guidance in ASC 815, including ASC 815-40-15 and the related implementation guidance in ASC 815-40-55, the Company concluded that (a) the exercise contingencies were not based on the criteria in ASC 815-40-15-7B and (b) the settlement provisions were within the criteria of ASC 815-40-15-7E and, therefore, the warrants met the requirements to be considered indexed to the Company’s common stock. In assessing the settlement provisions, the Company considered whether there were any terms or provisions that provided for potential changes to the settlement amounts that were dependent upon the characteristics of the holder and concluded that there were no such provisions.

Finally, the Company considered the settlement conditions in ASC 815-40-25 and concluded that the conditions were met for equity treatment.

Based on the above analysis, the Company concluded that the warrants met the equity classification requirements in ASC 815.

Exhibits

40.
We note that you will enter into employment agreements with your executive officers concurrently with the closing of the Business Combination Agreement. When available, please file such agreements as exhibits to your registration statement. Refer to Item 601(b) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has made conforming changes on Part II-3 of Amendment No. 1 to include the form of the employment agreements as an exhibit to the Proxy Statement/Prospectus.

General

41.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

The Company respectfully advises the Staff that the Sponsor is a Delaware limited liability company, and is not controlled by and has no substantial ties with, any non-U.S. person. All decisions of the Sponsor, including the voting of the Founders Shares, are made by PROOF Sponsor Management, LLC (“PSM”), which is also a Delaware limited liability company and the manager of the Sponsor.  PSM is owned and controlled by three U.S. persons who act as the managing members and neither PSM nor the three managing members have substantial ties to any non-U.S. person.  The Company does not believe that there are any risks related to non-U.S. person control or influence that could materially impact the timing or ability of the Company to complete the Business Combination.  Therefore, the Company does not believe any additional risk disclosures are required.

42.
We note that BofA Securities was the underwriter of your initial public offering. It also appears from disclosure on page 71 that that as of April 29, 2022, BofA Securities was providing investment banking services to PACI at that time. However, it appears that at a certain point after that, the underwriter ended its relationships with the Company, and has waived its deferred underwriting fees. Please disclose when BofA Securities ended its relationship with you, and provide us with any correspondence between BofA Securities and company relating to the firm’s resignation.

RESPONSE:

The Company acknowledges the Staff’s comment and has updated its disclosure on pages 15, 55, and 56 in response to the Staff’s comments. Supplementally, we will provide BofA’s resignation letter to the Staff.

43.
Please provide us with any engagement letter between PACI and BofA Securities in its role as a financial advisor to PACI. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

RESPONSE:

The Company inform the Staff that there was no separate engagement letter with BofA Securities, Inc. In response to the Staff’s comment, it has updated its disclosure on pages 55 and 56 to describe any ongoing obligations.

44.
Please revise your disclosure to highlight for investors that BofA’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that BofA has been previously involved with the transaction.

RESPONSE:

The Company acknowledges the Staff’s comment and has updated its disclosure on pages 15, 55, and 56 in response to the Staff’s comments.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (212) 378-7507.

Very truly yours,

By:	/s/ Scott D. Fisher
Scott D. Fisher

Enclosures

cc:          John Backus, Jr.

PROOF Acquisition Corp I